FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of December 2005

B.O.S. Better Online Solutions Ltd.
(Translation of Registrant’s Name into English)

100 BOS Road, Teradyon 20179, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

THE FIRST PARAGRAPH OF THE REGISTRANT’S PRESS RELEASE ATTACHED TO THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-117529) AND FORM S-8 (NOS. 333-110696, 333-100971 AND 333-11650), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Attached hereto and incorporated by reference is the following Registrant’s press release: Odem Technologies Ltd. a Member of the BOS group expanded its long term supply agreement with the Israel Aircraft Industry (IAI) by approximately $2M; Dated December 13, 2005.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant) BY: /S/ Nehemia Kaufman —————————————— Nehemia Kaufman CFO

Dated: December 29, 2005

Odem Technologies Ltd. a Member of the BOS group expanded its long term supply agreement with the Israel Aircraft Industry (IAI) by approximately $2M.

Rishon Lezion, Israel – (BUSINESS WIRE) – December 13, 2005 – Odem Electronic Technologies 1992 Ltd. (“Odem”), a wholly owned subsidiary of B.O.S. Better Online Solutions Ltd. (“BOS”) (NASDAQ: BOSC; TASE: BOSC) announced today that it has expanded its long term agreement to supply a variety of electronics and electromechanical components to the Israel Aircraft Industry’s production plant, by an estimated sum of approximately $2M. The expanded agreement for the supply of electromechanical parts to business jets over the next five years, is now estimated at approximately $5M.

Odem’s general manager Mr. Avidan Zelicovsky stated that this expanded agreement is indicative of the ongoing trend Odem is experiencing with key clients expanding and increasing their business cooperation with Odem.

With respect to Odem’s activities, Mr. Zelicovsky continued, “We are investing heavily to expand our activity in the US market as well as developing Odem’s capability in the Radio Frequency Identification (RFID) field. Odem, which in the past completed several RFID projects including the Maccabiah games, is currently involved in several new projects which when matured will present significant opportunities for the company in this new booming technology.”

About BOS

B.O.S. Better Online Solutions Ltd. (the “Company” or “BOS”) (NASDAQ:BOSC; TASE: BOSC) was established in 1990. Through its wholly owned subsidiaries, BOS activities are focused on two divisions:

Connectivity division, with products marketed under the BOSaNOVA brand name. These products deliver instant and transparent connectivity from IBM iSeries computers to personal computers, thin clients and browsers.

Electronic Components division, based on Odem Electronic Technologies 1992 Ltd., providing solutions in RFID, semiconductors, electronic components, CCD, imaging, networking, telecom and automation

An additional focus has been on the Communications division, providing easy to install and affordable VoIP and cellular gateways solutions for businesses. The Company entered into a definitive agreement for the sale of the Communications Division’s assets in October 2005.

BOS, www.boscorporate.com is traded on NASDAQ (NASDAQ: BOSC) and on the Tel-Aviv stock exchange (TASE: BOSC).

For further information, please contact:
Mr. Emanuel Kahana
Gelbart–Kahana Public Relations & Investors Relations
Tel. +972-3-6074717, e-Mail: info@gk-biz.com

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS, including, but not limited to, those risks and uncertainties detailed in BOS’ periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.